Exhibit (b)(i)

BANK OF AMERICA, N.A.

BANC OF AMERICA SECURITIES LLC

214 NORTH TRYON STREET

NC1-027-18-03

CHARLOTTE, NC 28255

LEHMAN COMMERCIAL PAPER INC.

LEHMAN BROTHERS INC.

745 7th AVENUE

NEW YORK, NEW YORK 10019

August 10, 2006

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, OK 73104

Re:        $775 Million Senior Credit Facilities

Ladies and Gentlemen:

Bank of America, N.A. (“Bank of America”) is pleased to offer to be the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for $775 million in Senior Secured Credit Facilities (the “Senior Credit Facilities”) comprised of (a) a $100 million revolving credit facility (the “Revolving Credit Facility”) and (b) a $675 million term loan facility (the “Term Loan Facility”) to Sonic Corp. (“you” or the “Borrower”), and Bank of America is pleased to offer its commitment to lend up to $50 million of the Revolving Credit Facility, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions attached hereto (the “Summary of Terms”). Lehman Commercial Paper Inc. (“LCPI”) is pleased to offer its commitment to lend up to $20 million of the Revolving Credit Facility, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions. LCPI shall be the sole and exclusive syndication agent (in such capacity, the “Syndication Agent”) for the Senior Credit Facilities. Banc of America Securities LLC (“BAS”) and Lehman Brothers Inc. (“Lehman”) are pleased to advise you of their willingness as joint lead arrangers and joint book managers (in such capacities, the “Joint Lead Arrangers”) for the Senior Credit Facilities, to use their best efforts to form a syndicate of financial institutions (the “Lenders”) reasonably acceptable to you for the Senior Credit Facilities. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

The commitments of Bank of America and LCPI hereunder and the undertaking of the Joint Lead Arrangers to provide the services described herein are subject to the satisfaction of each of the following conditions precedent and each of the conditions precedent identified in the Summary of Terms in a manner acceptable to Bank of America, LCPI and the Joint Lead Arrangers: (a) the accuracy and completeness in all material respects of all representations that you and your affiliates make to Bank of America, LCPI and the Joint Lead Arrangers and your compliance with the terms of this Commitment Letter (including the Summary of Terms) and the Fee Letters (as hereinafter defined); (b) prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities (other than the royalty securitization) or bank financing by or on behalf

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August 10, 2006

of the Borrower or any of its subsidiaries; (c) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facilities consistent with the Summary of Terms and otherwise satisfactory to Bank of America, LCPI and the Joint Lead Arrangers; (d) no change, occurrence or development that shall have occurred or become known to Bank of America, LCPI or the Joint Lead Arrangers since August 31, 2005 that could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations or financial condition of the Borrower and its subsidiaries, taken as a whole, except as set forth in SEC filings of the Borrower prior to the date hereof; and (e) commitments shall have been received from Lenders for the remaining $705 million of the Senior Credit Facilities on the terms and conditions referred to herein and in the Summary of Terms.

The Joint Lead Arrangers intend to commence syndication efforts promptly upon your acceptance of this Commitment Letter and the Fee Letters (as hereinafter defined). You agree to actively assist the Joint Lead Arrangers in achieving a syndication of the Senior Credit Facilities that is satisfactory to them. Such assistance shall include (a) your providing and causing your advisors to provide Bank of America, LCPI and the Joint Lead Arrangers and the other Lenders upon request with all information reasonably deemed necessary by Bank of America, LCPI and the Joint Lead Arrangers to complete syndication; (b) your assistance in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Credit Facilities; (c) your using reasonable efforts to ensure that the syndication efforts of the Joint Lead Arrangers benefit materially from your existing banking relationships; and (d) otherwise assisting Bank of America, LCPI and the Joint Lead Arrangers in their syndication efforts, including by making your senior management and advisors available from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that the Joint Lead Arrangers will manage and control all aspects of the syndication in consultation and agreement with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders; provided it is further understood that all of the lenders in the Borrower’s existing credit facility will be provided an opportunity to participate in the Revolving Credit Facility. It is understood that no Lender participating in the Senior Credit Facilities will receive compensation from you in order to obtain its commitment, except on the terms contained herein, in the Summary of Terms and in the Fee Letter.

You hereby represent, warrant and covenant that (a) all information, other than Projections (defined below), which has been or is hereafter made available to Bank of America, LCPI, the Joint Lead Arrangers or the Lenders by you or any of your representatives (or on your or their behalf) in connection with the transactions contemplated hereby (the “Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to Bank of America, LCPI, the Joint Lead Arrangers or the Lenders by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facilities (the “Closing Date”) so that the representation, warranty and covenant in the preceding sentence is correct on the Closing Date. In issuing this commitment and in arranging and syndicating the Senior Credit Facilities, Bank of America, LCPI and the Joint Lead Arrangers are and will be using and relying on the Information and the Projections (collectively, the “Pre-Commitment Information”) without independent verification thereof.

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August 10, 2006

You hereby acknowledge that (a) the Joint Lead Arrangers, Bank of America and/or LCPI will make available Information and Projections (collectively, “Borrower Materials”) to the proposed syndicate of Lenders by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the proposed Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) (each, a “Public Lender”). You hereby agree that (w) you will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and include a reasonably detailed term sheet among such Borrower Materials and that all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” you shall be deemed to have authorized the Joint Lead Arrangers, Bank of America, LCPI and the proposed Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States federal and state securities laws, it being understood that certain of such Borrower Materials may be subject to the confidentiality requirements of the definitive credit documentation; (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) the Joint Lead Arrangers, Bank of America and LCPI shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

By executing this Commitment Letter, you agree to reimburse Bank of America, LCPI and the Joint Lead Arrangers from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of Moore & Van Allen PLLC, as counsel to the Joint Lead Arrangers and the Administrative Agent, and to the extent approved by you (such approval not to be unreasonably withheld) of special and local counsel to the Lenders retained by BAS or the Administrative Agent, (b) due diligence expenses, and (c) all CUSIP fees for registration with the Standard & Poor’s CUSIP Service Bureau) incurred in connection with the Senior Credit Facilities, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.

You agree to indemnify and hold harmless Bank of America, LCPI, the Joint Lead Arrangers, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter or any related transaction or (b) the Senior Credit Facilities and any other financings or any use made or proposed to be made with the proceeds thereof except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect,

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August 10, 2006

consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. It is further agreed that Bank of America shall only have liability to you (as opposed to any other person), and that Bank of America shall be liable solely in respect of its own commitment to the Senior Credit Facilities on a several, and not joint, basis with any other Lender. It is further agreed that LCPI shall only have liability to you (as opposed to any other person), and that LCPI shall be liable solely in respect of its own commitment to the Senior Credit Facilities on a several, and not joint, basis with any other Lender. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems.

This Commitment Letter, the fee letter among you, Bank of America, LCPI and the Joint Lead Arrangers of even date herewith (the “Joint Fee Letter”) and the fee letter among you, Bank of America and BAS of even herewith (the “Administrative Agent Fee Letter”; together with the Joint Fee Letter, the “Fee Letters”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facilities or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) but not the Fee Letters after your acceptance of this Commitment Letter and the Fee Letters, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Bank of America, LCPI and the Joint Lead Arrangers hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America, LCPI or the Joint Lead Arrangers, as applicable, to identify you in accordance with the Act.

You acknowledge that Bank of America, LCPI and the Joint Lead Arrangers or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America, LCPI and the Joint Lead Arrangers agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America, LCPI and the Joint Lead Arrangers further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America, LCPI and the Joint Lead Arrangers are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, LCPI or any Joint Lead Arranger or any of such affiliates.

In connection with all aspects of each transaction contemplated by this letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Senior Credit Facilities and any related arranging or other services described in this letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and Bank of America, LCPI and the Joint Lead Arrangers, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this letter; (ii) in connection with the process leading to such transaction, Bank of America, LCPI and the Joint Lead Arrangers each is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party; (iii) neither Bank of America, LCPI nor any Joint Lead Arranger has assumed or will assume an advisory, agency or fiduciary responsibility in

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your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether Bank of America, LCPI or any Joint Lead Arranger has advised or is currently advising you or your affiliates on other matters) and neither Bank of America, LCPI nor any Joint Lead Arranger has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this letter; (iv) Bank of America, LCPI and the Joint Lead Arrangers and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates and Bank of America, LCPI and the Joint Lead Arrangers have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) Bank of America, LCPI and the Joint Lead Arrangers have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against Bank of America, LCPI and any Joint Lead Arranger with respect to any breach or alleged breach of agency or fiduciary duty.

The provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered, and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

This Commitment Letter and the Fee Letters may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letters by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you, Bank of America, LCPI and the Joint Lead Arrangers hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summary of Terms), the Fee Letters, the transactions contemplated hereby and thereby or the actions of Bank of America, LCPI and the Joint Lead Arrangers in the negotiation, performance or enforcement hereof. The commitments and undertakings of Bank of America, LCPI and the Joint Lead Arrangers may be terminated by us, if you fail to perform your obligations under this Commitment Letter or the Fee Letters on a timely basis.

This Commitment Letter, together with the Summary of Terms and the Fee Letters, embodies the entire agreement and understanding among Bank of America, LCPI, the Joint Lead Arrangers, you and your affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment of Bank of America and LCPI and the undertaking of the Joint Lead Arrangers hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letters are subject to mutual agreement of the parties. No party has been authorized by Bank of America, LCPI or the Joint Lead Arrangers to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This offer will expire at 5:00 p.m. EST time on August 11, 2006 unless you execute this letter and the Fee Letters and return them to us prior to that time (which may be by facsimile transmission), whereupon this letter and the Fee Letters (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, this undertaking and commitment will expire on September 29, 2006 unless definitive documentation for the Senior Credit Facilities is executed and delivered prior to such

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date. In consideration of the time and resources that the Joint Lead Arrangers, Bank of America and LCPI will devote to the Senior Credit Facilities, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing Senior Credit Facilities (other than the royalty securitization) for the Borrower and its subsidiary.

THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Sonic Corp.

August 10, 2006

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,
BANK OF AMERICA, N.A.

By:	/s/
Name:
Title:

BANC OF AMERICA SECURITIES LLC

By:	/s/
Name:
Title:

LEHMAN COMMERCIAL PAPER INC.

By:	/s/
Name:
Title:

LEHMAN BROTHERS INC.

By:	/s/
Name:
Title:

ACCEPTED AND AGREED TO

AS OF THE DATE FIRST ABOVE WRITTEN:

SONIC CORP.

By:	/s/ Stephen C. Vaughan
	Name:	Stephen C. Vaughan
	Title:	Chief Financial Officer

SUMMARY OF TERMS AND CONDITIONS

SONIC CORP.

$775 MILLION SENIOR CREDIT FACILITIES

BORROWER:	Sonic Corp., a Delaware corporation (the “Borrower”).

GUARANTORS:	The Senior Credit Facilities (defined below) shall be guaranteed by all existing and future direct and indirect domestic and, to the extent no adverse tax consequences would result, foreign subsidiaries of the Borrower (the “Guarantors”). All guarantees shall be guarantees of payment and not of collection.

ADMINISTRATIVE
AGENT:	Bank of America, N.A. (the “Administrative Agent” or “Bank of America”) will act as sole and exclusive administrative agent.

SYNDICATION
AGENT:	Lehman Commercial Paper Inc. (the “Syndication Agent” or “LCPI”) will act as sole and exclusive syndication agent.

JOINT LEAD ARRANGERS
AND JOINT Book
MANAGERS:	Banc of America Securities LLC (“BAS”) and Lehman Brothers Inc. (“Lehman”; together with BAS, the “Joint Lead Arrangers”).

LENDERS:	A syndicate of financial institutions (including Bank of America and LCPI) arranged by the Joint Lead Arrangers, which institutions shall be acceptable to the Borrower and the Administrative Agent (collectively, the “Lenders”).

SENIOR CREDIT
FACILITIES:	An aggregate principal amount of up to $775 million will be available upon the terms and conditions hereinafter set forth:

Revolving Credit Facility: $100 million five-year revolving credit facility (the “Revolving Credit Facility”), which will include a $5 million sublimit for the issuance of standby letters of credit denominated in U.S. dollars only (each a “Letter of Credit”) and a $5 million sublimit for swingline loans (each a “Swingline Loan”). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swingline Loans will be made available by Bank of America (the “Swingline Lender”), and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan. Letters of credit under the Borrower’s existing credit facility will be treated as Letters of Credit under the Revolving Credit Facility.

Term Loan Facility: a $675 million seven-year term loan facility, all of which will be drawn on the Closing Date (the “Term Loan Facility”).

The Revolving Credit Facility and the Term Loan Facility are collectively referred to herein as the “Senior Credit Facilities”.

SWINGLINE OPTION:	Swingline Loans will be made available on a same day basis in an aggregate amount not exceeding $5,000,000 and in minimum amounts of $250,000.

PURPOSE:	The proceeds of the Senior Credit Facilities shall be used for the repurchase of shares of the Borrower, working capital, capital expenditures, and other lawful corporate purposes.

CLOSING DATE:	The execution of definitive loan documentation, to occur on or before September 29, 2006 (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum II.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five years from the Closing Date.

The Term Loan Facility shall be subject to repayment according to the Scheduled Amortization, with the final payment of all amounts outstanding, plus accrued interest, being due seven years after the Closing Date,.

AVAILABILITY/SCHEDULED AMORTIZATION:

Revolving Credit Facility: Advances under the Revolving Credit Facility may be made on a revolving basis up to the full amount of the Revolving Credit Facility and Letters of Credit may be issued up to the sublimit for Letters of Credit.

Term Loan Facility: The Term Loan Facility will be subject to quarterly amortization of principal, with 27 quarterly principal installments aggregating 6.75% of the Term Loan Facility and a final payment at maturity in an amount equal to 93.25% of the Term Loan Facility (collectively, the “Scheduled Amortization”).

MANDATORY PREPAYMENTS

AND COMMITMENT

REDUCTIONS:

In addition to the amortization set forth above, (a) 100% of all net cash proceeds (i) from sales of property and assets of the Borrower and its subsidiaries (excluding sales of inventory in the ordinary course of business and other exceptions to be agreed upon in the loan documentation), (ii) of Extraordinary Receipts (to be defined in the loan documentation and to exclude cash receipts in the ordinary course of business) and (iii) from the issuance or incurrence after the Closing Date of additional debt of the Borrower or any of its subsidiaries (except as permitted under the loan documentation) and (b)(i) 50% of Excess Cash

Flow (to be defined in the loan documentation) of the Borrower and its subsidiaries (if the Leverage Ratio as of the end of the applicable fiscal year is greater than or equal to 3.5 to 1.0), (ii) 25% of Excess Cash Flow of the Borrower and its Subsidiaries (if the Leverage Ratio as of the end of the applicable fiscal year is greater than or equal to 2.5 to 1.0 but less than 3.5 to 1.0) and (ii) 0% of Excess Cash Flow of the Borrower and its Subsidiaries (if the Leverage Ratio as of the end of the applicable fiscal year is less than 2.5 to 1.0) shall be applied to the prepayment of the Senior Credit Facilities in the following manner: first, ratably to the principal repayment installments of the Term Loan Facility on a pro rata basis and, second, to the Revolving Credit Facility.

OPTIONAL

PREPAYMENTS

AND COMMITMENT

REDUCTIONS:

The Borrower may prepay the Senior Credit Facilities in whole or in part at any time without penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The unutilized portion of any commitment under the Senior Credit Facilities in excess of the Swingline Loans and the stated amount of all Letters of Credit may be irrevocably canceled in whole or in part.

SECURITY:

The Borrower and each of the Guarantors shall grant the Administrative Agent and the Lenders valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) liens and security interests in all of the following:

(a)	All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each entity that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, to a pledge of 66% of the capital stock of each such first-tier foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to the Borrower).

(b)	All of the present and future personal property and assets of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash.

(c)	All proceeds and products of the property and assets described in clauses (a) and (b) above.

The Security shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facilities, any treasury management arrangements and any interest rate swap or similar agreements with a Lender under the Senior Credit Facilities.

CONDITIONS PRECEDENT
TO CLOSING:	The Closing (and the initial funding) of the Senior Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

(i)     The negotiation, execution and delivery of definitive documentation (including, without limitation, satisfactory legal opinions and other customary closing documents) for the Senior Credit Facilities satisfactory to the Joint Lead Arrangers, the Administrative Agent and the Lenders.

(ii)    The Lenders shall have received satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation, including without limitation with respect to vehicles and bank accounts other than the Borrower’s primary sweep account) lien and security interest in the collateral referred to under the section “Security” set forth above.

(iii)  The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to (x) have a material adverse effect on the business, assets, properties, liabilities (actual and contingent), operations or financial condition of the Borrower and its subsidiaries, taken as a whole, (y) materially adversely affect the ability of the Borrower or the Guarantors, taken as a whole, to perform its or their obligations under the loan documentation or (z) materially adversely affect the rights and remedies of the Administrative Agent or the Lenders under the loan documentation (collectively, a “Material Adverse Effect”).

(iv)   All of the Pre-Commitment Information shall be complete and correct in all material respects; and no changes or developments shall have occurred, and no new or additional information, shall have been received or discovered by the Joint Lead Arrangers regarding the Borrower and its subsidiaries or the transactions contemplated hereby after the date of the Commitment Letter to which this is attached that could reasonably be expected to have a Material Adverse Effect; and

(v) The Senior Credit Facilities shall have received senior secured, unenhanced debt ratings from each of Standard & Poor’s Ratings Services, and Moody’s Investors Service, Inc.

CONDITIONS PRECEDENT

TO ALL BORROWINGS:

(i) All representations and warranties are true and correct as of the date of each borrowing; and (ii) no event of default under the Senior Credit Facilities or incipient default has occurred and is continuing, or would result from such borrowing.

REPRESENTATIONS

AND WARRANTIES:

Usual and customary for transactions of this type, to include without limitation: (i) corporate existence and status; (ii) corporate power and authority, enforceability; (iii) no violation of law, contracts or organizational documents; (iv) no material litigation; (v) accuracy and completeness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals or consents; (vii) use of proceeds and not engaging in business of purchasing/carrying margin stock; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) tax matters; (xii) ownership of property and insurance matters; (xiii) accuracy of disclosure; (xiv) compliance with laws; (xv) subsidiaries; (xvi) no default; (xvii) perfected liens, security interests and charges; and (xviii) solvency.

COVENANTS:

Usual and customary for transactions of this type, to include without limitation: (i) delivery of financial statements, SEC filings, compliance certificates and notices of default, material litigation, material governmental proceedings or investigations, ERISA and environmental proceedings and material changes in accounting or financial reporting practices; (ii) compliance with laws and material contractual obligations; (iii) payment of obligations; (iv) preservation of existence; (v) maintenance of books and records and inspection rights; (vi) use of proceeds; (vii) maintenance of insurance; (viii) limitation on liens (with exceptions to be agreed including for (a) liens securing permitted capital leases and (b) a general lien basket of $5 million); (ix) limitation on the incurrence of debt (with exceptions to be agreed including for (a) purchase money obligations in an aggregate amount not exceeding $5 million, (b) capital leases in existence on the Closing Date and any capital leases related to franchisee acquisitions in an aggregate amount not exceeding $100 million, (c) unsecured debt in an aggregate amount not exceeding $25 million and (d) guaranty obligations in an aggregate amount not exceeding $15 million); (x) limitation on mergers, consolidations and sales of assets (with exceptions to be agreed including for sales of assets that do not exceed (a) 5% of total consolidated assets in any fiscal year and (b) 10% of total consolidated assets during the term of the Senior Credit Facilities (subject to de minimis reinvestment baskets to be determined)); (xi) limitation on capital expenditures (with an exception for capital expenditures in any fiscal year that do not exceed in the aggregate 60% of consolidated EBITDA for the previous fiscal year and with a carry forward of unused amounts to be determined); (xii) limitation on dividends, stock redemptions and the redemption and/or prepayment of other debt (with exceptions to be agreed including for stock redemptions in an aggregate amount not exceeding $25 million in any fiscal year and $100 million during the term of the Senior Credit Facilities so long as (a) there is $50 million of availability under the

Revolving Credit Facility after giving effect to any such stock redemptions and (b) no default or event of default exists prior to and after giving effect to any such stock redemptions); (xiii) limitation on investments (including loans and advances) and acquisitions (with exceptions to be agreed including for (a) loans to any partners of partnerships, any franchisees of Sonic Industries, Inc. and any advertising cooperatives in which the Borrower or its franchisees are members in an aggregate amount not exceeding $20 million and (b) franchisee acquisitions in an aggregate amount not exceeding $60 million in any fiscal year and $150 million during the term of the Senior Credit Facilities); (xiv) limitation on transactions with affiliates and (xv) limitation on sale/leaseback transactions (with an exception for sale/leasebacks on properties obtained in connection with franchisee acquisitions).

Financial covenants to consist of:

•	Maintenance on a rolling four quarter basis of a Maximum Leverage Ratio (total funded debt/EBITDA) of not greater than (a) 4.5 to 1.0 as of any fiscal quarter ending between the Closing Date and August 30, 2007, (b) 4.25 to 1.0 as of any fiscal quarter ending between August 31, 2007 and August 30, 2008, (c) 4.0 to 1.0 as of any fiscal quarter ending between August 31, 2008 and August 30, 2009 and (d) 3.75 to 1.0 as any fiscal quarter ending thereafter; and

•	Maintenance on a rolling four quarter basis of a Minimum Fixed Charge Coverage Ratio (EBITR/interest expense plus rent expense) of not less than 2.0 to 1.0.

EVENTS OF DEFAULT:

Usual and customary in transactions of this type, to include without limitation: (i) nonpayment of principal, interest, fees or other amounts with a grace period for amounts other than principal and reimbursement obligations to be agreed; (ii) any representation or warranty proving to have been incorrect when made or confirmed; (iii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after such failure; (iv) cross-default to other indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) monetary judgment defaults in an amount to be agreed; (vii) actual or asserted invalidity of any loan documentation; (viii) change of control; and (ix) customary ERISA defaults.

ASSIGNMENTS AND PARTICIPATIONS:

Revolving Credit Facility Assignments: Each Lender will be permitted to make assignments in respect of the Revolving Credit Facility in a minimum amount equal to $5 million to other financial institutions approved by the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, which approvals shall not be unreasonably withheld or delayed; provided, however, that the approval of the Borrower shall not be required in connection with assignments to other Lenders, to any affiliate of a Lender, or to any Approved Fund (as such term shall be defined in the definitive loan documentation) and the approval of the Administrative Agent shall not be required in connection with assignments to other Lenders under the Revolving Credit Facility. Notwithstanding the foregoing, however, any Lender assigning a Commitment (as such term shall be defined in the definitive loan documentation) shall be required to obtain the approval of the Administrative Agent, the Fronting Bank, and the Swingline Lender, unless the proposed assignee is already a Lender.

Term Loan Facility Assignments: Each Lender will be permitted to make assignments in respect the Term Loan Facility in a minimum amount equal to $1 million to other financial institutions approved by the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, which approvals shall not be unreasonably withheld or delayed; provided, however, that the approvals of the Administrative Agent and the Borrower shall not be required in connection with assignments of the Term Loan Facility to other Lenders, to any affiliate of a Lender or to any Approved Fund.

Assignments Generally: An assignment fee will be charged with respect to each assignment as set forth in Addendum I. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date and releases of all or substantially all of the collateral or the Guarantors.

WAIVERS AND AMENDMENTS:

Amendments and waivers of the provisions of the credit agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the Senior Credit Facilities (the “Required Lenders”), except that (i) the consent of all of the Lenders affected thereby shall be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest or fees, (c) extensions of scheduled maturities or times for payment, and (d) releases of all or substantially all of the collateral or the Guarantors, (ii) the Lenders under the Term Loan Facility shall have customary tranche voting rights and (iii) certain amendments and waivers to be determined will require the approval of Lenders holding a majority of the aggregate loans and commitments under the Revolving Credit Facility

INDEMNIFICATION:

The Borrower will indemnify and hold harmless the Administrative Agent, the Joint Lead Arrangers, each Lender and their respective affiliates and their officers, directors, employees, agents and advisors from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Senior Credit Facilities, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

PRICING/FEES/

EXPENSES:	As set forth in Addendum II.

OTHER:

Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

ADDENDUM I

PROCESSING AND RECORDATION FEES

The Administrative Agent will charge the assigning Lender a processing and recordation fee (an “Assignment Fee”) in the amount of $3,500 for each assignment; provided, however, that in the event of two or more concurrent assignments to members of the same Assignee Group (which may be effected by a suballocation of an assigned amount among members of such Assignee Group) or two or more concurrent assignments by members of the same Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group), the Assignment Fee will be $3,500 plus the amount set forth below:

Transaction:	Assignment Fee:
First four concurrent assignments or suballocations to members of an Assignee Group (or from members of an Assignee Group, as applicable)	-0-

Each additional concurrent assignment or suballocation to a member of such Assignee Group (or from a member of such Assignee Group, as applicable)	$500

For purposes hereof, “Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor. The terms “Affiliate,” “Approved Fund” and “Eligible Assignee” shall be defined in the definitive loan documentation.

ADDENDUM II

PRICING, FEES AND EXPENSES

COMMITMENT FEE:

The Borrower will pay a fee (the “Commitment Fee”), determined in accordance with the Performance Pricing grid set forth below, on the unused portion of each Lender’s commitments under the Senior Credit Facilities. The Commitment Fee is payable quarterly in arrears commencing upon the Closing Date. Swingline Loans will not be deemed to be utilization for purposes of calculating the Commitment Fee.

LETTERS OF

CREDIT FEES:

The Borrower will pay a fee (the “Letter of Credit Fee”), determined in accordance with the Performance Pricing grid set forth below, on the maximum amount available to be drawn under each Letter of Credit that is issued and outstanding. The Letter of Credit Fee is payable quarterly in arrears, commencing on the Closing Date, and will be shared proportionately by the Lenders.

INTEREST RATES:

At the Borrower’s option, (x) any loan (other than Swingline Loans) under the Revolving Credit Facility that is made to it will bear interest at a rate equal to the Applicable Margin, as determined in accordance with the Performance Pricing grid set forth below, plus one of the following indexes: (i) LIBOR and (ii) for Dollar-denominated loans only, the Base Rate (to be defined as the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus .50%) and (y) any loan under the Term Loan Facility that is made to it will bear interest at a rate equal to 2.00-2.25% plus LIBOR or 0.75-1.00% plus the Base Rate. Each Swingline Loan shall bear interest at the Base Rate.

The Borrower may select interest periods of 1, 2, 3 or 6 months, or if available to all Lenders, 9 or 12 months for LIBOR loans. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

A default rate shall apply on all overdue payment obligations under the Senior Credit Facilities at a rate per annum of 2% above the applicable interest rate. During the continuance of a default or event of default (other than a payment default) under the Senior Credit Facilities, the interest rate on all obligations under the Senior Credit Facilities shall increase by 2% above the applicable interest rate at the option of the Required Lenders.

PERFORMANCE

PRICING:

The Commitment Fee, Applicable Margin for the Revolving Credit Facility and Letter of Credit Fee, for any fiscal quarter, shall be the applicable rate per annum set forth in the table below opposite the ratio of the Leverage Ratio determined as of the last day of the immediately preceding fiscal quarter.

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Leverage Ratio	Commitment Fee	Applicable Margin for LIBOR Loans	Revolving Letter of Credit Fee	Applicable Margin for Base Rate Loans

< 2.5:1.0	0.20%	1.00%	1.00%	0.00%

≥ 2.5:1.0 but < 3.0:1.0	0.25%	1.25%	1.25%	0.00%

≥ 3.0:1.0 but < 3.5:1.0	0.25%	1.50%	1.50%	0.25%

> 3.5:1.0	0.375%	1.75%	1.75%	0.50%

CALCULATION OF

INTEREST AND FEES:

Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD

PROTECTION:

Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:

The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the legal fees of counsel to the Administrative Agent and the Joint Lead Arrangers, regardless of whether or not the Senior Credit Facilities is closed. The Borrower will also pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of any loan documentation.

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